Exhbit 2

                             2004
[GRAPHIC OMITTED] CEMEX      FIRST QUARTER RESULTS

Stock Listing Information

NYSE  (ADR)
Ticker: CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO

Ratio of CEMEX.CPO to CX= 5:1



Investor Relations

In the United States
1 877 7CX NYSE

In Mexico
52 (81) 8888 4292

E-Mail
ir@cemex.com

www.cemex.com




                                   First quarter                                   First quarter
                             ------- -------- ---------                      ----------------------
                               2004     2003    % Var.                            2004     2003
---------------------------- ------- -------- --------- --- ------------------ -----------------
Net sales                     1,809    1,597       13%                              % of Net
                                                                                    Sales
------------------------------------------------------------------------------------------------
Gross profit                    776      660       18%                           42.9%    41.3%
------------------------------------------------------------------------------------------------
Operating income                393      301       31%                           21.7%    18.8%
------------------------------------------------------------------------------------------------
Majority net income             311       81      282%                           17.2%     5.1%
------------------------------------------------------------------------------------------------
EBITDA                          557      450       24%                           30.8%    28.2%
------------------------------------------------------------------------------------------------
Free cash flow                  289       97      198%                           16.0%     6.1%
------------------------------------------------------------------------------------------------


-------------------------------------------------------
Net debt                      5,352    6,179     (13%)
-------------------------------------------------------
Net debt/EBITDA                 2.4      3.2
-------------------------------------------------------
Interest coverage               5.7      5.0
-------------------------------------------------------
Quarterly earnings per ADR     0.96     0.27      259%
-------------------------------------------------------
Average ADRs outstanding      324.2    304.2        7%




-------------------------------------------------------------------------------
In millions of U.S. dollars, except ratios and per-ADR amounts.
Average ADRs outstanding presented in millions of ADRs.


Consolidated net sales increased 13% over first quarter 2003 to US$1,809 million. The expansion of the global economy led to increased cement and ready-mix demand in most of our markets. Our consolidated cement and ready-mix volumes increased 6% and 11%, respectively, versus first quarter of 2003, and cement prices in dollar terms increased in most of our markets. Public infrastructure spending and housing continue to be the main drivers of cement demand in our markets.

Cost of goods sold as a percentage of net sales decreased 1.6 percentage points versus first quarter 2003, due mainly to lower fuels costs, and higher average sales prices.

Selling, general and administrative expenses (SG&A) as a percentage of net sales during the quarter decreased 1.3 percentage points versus the same period in 2003. The improved SG&A margin is due mainly to our ongoing cost-reduction initiatives which lowered costs significantly at the corporate and operating levels.

EBITDA reached US$557 million, representing an increase of 24% over first quarter 2003. Our consolidated EBITDA margin increased three percentage-points, to 31% from 28% in the same period of 2003. The increase is due mainly to higher sales volumes, better pricing in most of our markets, and a lower cost structure.

Foreign exchange gain (loss) for the quarter was a gain of US$12 million, versus a loss of US$69 million in first quarter 2003. The gain was due mainly to the appreciation of the Mexican peso against the U.S. dollar.

Marketable securities gain (loss) for the quarter was a loss of US$11 million, versus a loss of US$105 million in first quarter 2003. As dollar interest rates dropped during the quarter, the value of some of our derivative instruments, which we put in place to lock in a fixed interest rate, decreased. A portion of the valuation result of these instruments is recognized in our income statement.

Majority net income for the quarter was US$311 million, versus US$81 million in the first quarter of 2003. The increase was due mainly to our stronger operating performance, and better results in foreign exchange and marketable securities.

Net debt at the end of the first quarter was US$5,352 million, representing a decrease of 13% compared to that at the end of the first quarter of 2003. The ratio of net debt to EBITDA reached 2.4 times, versus 2.7 times three months ago, and 3.2 times twelve months ago. Free cash flow in the amount of US$289 million was used to reduce debt during the quarter.


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 1 and other important disclosures.

                                                       [GRAPHIC OMITTED] //CEMEX
EBITDA and Free Cash Flow
--------------------------------------------------------------------------------


                                                               First quarter                          January-March

                                                        -------------------------               ------------------------
                                                           2004    2003   % Var.                  2004   2003    % Var.
------------------------------------------------------------------------------------------------------------------------
Operating income                                            393     301      31%                   393    301       31%
------------------------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization                   164     149                            164    149
------------------------------------------------------------------------------------------------------------------------
EBITDA                                                      557     450      24%                   557    450       24%
------------------------------------------------------------------------------------------------------------------------
- Net financial expense                                      85      85                             85     85
------------------------------------------------------------------------------------------------------------------------
- Capital expenditures                                       70      84                             70     84
------------------------------------------------------------------------------------------------------------------------
- Change in working capital                                  97     136                             97    136
------------------------------------------------------------------------------------------------------------------------
- Taxes paid                                                 12      18                             12     18
------------------------------------------------------------------------------------------------------------------------
- Preferred dividend payments *                             N/A       9                            N/A      9
------------------------------------------------------------------------------------------------------------------------
- Other cash expenses                                         4      21                              4     21
------------------------------------------------------------------------------------------------------------------------
Free cash flow                                              289      97     198%                   289     97      198%
------------------------------------------------------------------------------------------------------------------------

In millions of U.S. dollars.


During the quarter, US$289 million of free cash flow was used to reduce debt. Additionally, cash in the amount of US$46 million resulting from the difference between interest accrued and interest paid during the quarter, as well as from other non-operating sources was used to purchase our warrants through our recent tender offer.

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such GAAP cash flow measures to present as comparable to EBITDA or free cash flow.


Debt-Related Information


                               First quarter            Fourth quarter                                         First quarter
                             --------------------------------------------                                  --------------------
                               2004     2003  % Var.            2003                                           2004    2003
-------------------------------------------------------------------------          --------------------------------------------
Total debt *                  5,667    5,818    (3%)           5,866               Currency denomination
-------------------------------------------------------------------------
     Short-term                 22%      30%                     23%
-------------------------------------------------------------------------          --------------------------------------------
     Long-term                  78%      70%                     77%               U.S. dollar                  68%     70%
-------------------------------------------------------------------------          --------------------------------------------
Equity obligations *            N/A      716                      66               Yen                          15%     13%
-------------------------------------------------------------------------          --------------------------------------------
Cash and cash equivalents       316      355   (11%)             291               Euro                         17%     13%
-------------------------------------------------------------------------          --------------------------------------------
Net debt                      5,352    6,179   (13%)           5,641               Other                         0%      4%
-------------------------------------------------------------------------          --------------------------------------------

-------------------------------------------------------------------------
Interest expense                 90       92                      94               Interest rate
-------------------------------------------------------------------------
Preferred dividends *           N/A        9                     (2)
-------------------------------------------------------------------------          --------------------------------------------
Interest coverage               5.7      5.0                     5.3               Fixed                        64%     69%
-------------------------------------------------------------------------          --------------------------------------------
Net debt/EBITDA                 2.4      3.2                     2.7               Variable                     36%     31%
-------------------------------------------------------------------------          --------------------------------------------
Capitalization ratio          45.4%    48.7%                   46.7%
-------------------------------------------------------------------------          --------------------------------------------

In millions of U.S. dollars, except ratios.

* Prior to 2004, according to the Mexican accounting rules existing at that time, the outstanding balance of preferred equity and capital securities was recognized in the minority interest of the stockholders' equity, and its corresponding preferred dividend in the minority interest of net income. Effective January 1, 2004, resulting from a new regulation under Mexican GAAP, the approximately US$66 million balance of preferred capital securities is now treated as a liability, and not as a minority interest, and its preferred dividend as financial expense.

Other developments

On March 30, 2004, CEMEX, through its Spanish subsidiary CEMEX Espana, entered into a EUR 400 million multicurrency credit facility. The facility is divided into three tranches: The first tranche is a 364-day revolving credit facility; the second tranche is a five-year, multi-currency term loan; and the third tranche is a five-year yen-denominated term loan with a fixed interest rate. The transaction attracted commitments from 27 financial institutions and had an over-subscription rate in excess of 60%.

In addition, CEMEX Espana, through a wholly-owned subsidiary, closed on April 15, 2004 a five and seven-year JPY 11,068 million private placement with a group of U.S.-based insurance companies and pension funds.

The proceeds of these two transactions will be used to refinance short-term debt and for general corporate purposes.


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 1 and other important disclosures.

                                                     [GRAPHIC OMITTED] //CEMEX
Equity-Related Information
------------------------------------------------------------------------------

One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding           1,620,212,509
------------------------------------------------------------------------------

   Exercise of stock options not hedged                               639,542
   Change in the number of CPOs held in subsidiaries                  592,655

End-of-quarter CPO-equivalent units outstanding                 1,621,444,706
------------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


Employee stock-option plans

As of March 31, 2004, directors, officers and other employees under our employee stock-option plans had outstanding options to acquire 158,749,714 CEMEX CPOs. Of the total options outstanding, 96.8% are hedged through equity forward agreements and will not dilute existing shares when exercised. The total amount of these options programs represents 9.8% of our total CPOs outstanding.



Derivative Instruments
--------------------------------------------------------------------------------

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency and equity forward contracts, and options in order to execute its corporate financing strategy and to hedge its stock-option plans and other equity-related obligations.

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

                                                    First quarter                             Fourth quarter
                                               -------------------                          -------------------
Notional amounts                                   2004    2003                                    2003
---------------------------------------------------------------------------------------------------------------
Equity *                                          1,109   1,500                                   1,085
Foreign-exchange                                  2,654   2,750                                   2,893
Interest-rate                                     2,223   3,576                                   2,224
---------------------------------------------------------------------------------------------------------------
Estimated aggregate fair market value             (278)   (570)                                   (233)
---------------------------------------------------------------------------------------------------------------

In millions of U.S. dollars.



The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

* The aggregate weighted-average exercise price on March 31, 2004 for CEMEX's outstanding stock options, warrants and the CEMEX Asia Holdings obligation described in prior quarterly reports was US$25.18 per ADR. On that same date, the aggregate weighted-average strike price of CEMEX's equity forward agreements put in place to hedge its obligations under the abovementioned stock options was US$27.47 per ADR.

Under Mexican GAAP ("Bulletin C-2"), companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair values recorded on the income statement. The exceptions to the rule, as they pertain to CEMEX, are presented when transactions are entered into for cash flow hedging purposes. In such cases, changes in the fair value of the related derivative instruments is recognized temporarily in equity and is reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US$538 million, arising from the fair value recognition of its derivatives portfolio as of March 31, 2004. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities or equity transactions on which the derivatives are being entered into.


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 1 and other important disclosures.

                                                       [GRAPHIC OMITTED] //CEMEX
Other Activities
--------------------------------------------------------------------------------

CEMEX successfully completes warrant tender offer

On January 26, 2004, CEMEX announced the results of its offer to purchase up to 90,018,042 of its appreciation warrants, including appreciation warrants represented by American Depositary Warrants (ADWs), each ADW representing five appreciation warrants. Holders of appreciation warrants and ADWs tendered 96,641,388 appreciation warrants (including 23,575,907 appreciation warrants represented by ADWs) at prices at or below MXP 8.10 per appreciation warrant (MXP 40.50 per ADW) in the offer.

In accordance with the terms of the offer, CEMEX purchased 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), representing approximately 86.73% of the 103,790,945 appreciation warrants (including appreciation warrants represented by ADWs) outstanding immediately prior to the commencement of the offer, at a final purchase price of MXP 8.10 per appreciation warrant (MXP 40.50 per ADW). The final proration factor for the offer was 93.146058%. All holders of fewer than 100 appreciation warrants or 20 ADWs who validly tendered at prices at or below the final purchase price were not subject to proration.

Following the completion of the offer, approximately 11,668,132 appreciation warrants (including appreciation warrants represented by ADWs) remained held by persons other than CEMEX and its subsidiaries.







--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 1 and other important disclosures.

                                                       [GRAPHIC OMITTED] //CEMEX
Operating Results - Mexico
--------------------------------------------------------------------------------

In Mexico, net sales were US$697 million, representing an increase of 10% versus first quarter 2003.

Domestic gray cement volume increased 7%, and ready-mix volume also increased 7%, versus first quarter 2003. The self-construction sector began showing moderate growth during the quarter, while public infrastructure spending and the housing sector, remain strong. The industrial and commercial sector of the economy remains a stable source of cement and ready-mix demand.

CEMEX's average realized gray cement price in Mexico decreased 1% in constant peso terms, and increased 1% in dollar terms, versus first quarter 2003. The average ready-mix price remained flat in constant peso terms and increased 2% in dollar terms compared to first quarter 2003.

The EBITDA margin increased to 45.3% from 44.2% in the first quarter of 2003. The increase of 1.1 percentage points was due mainly to better dollar pricing and volumes of both cement and ready-mix and lower variable (primarily fuels) and fixed costs.


United States
--------------------------------------------------------------------------------

Net sales for CEMEX's U.S. operations were US$404 million, representing an increase of 16% compared to first quarter 2003.

Domestic cement volume increased 17%, and ready-mix volume increased 9%, compared to first quarter 2003. The public-works and residential sectors continue to drive cement and ready-mix demand. In addition, sales volumes benefited from favorable weather conditions throughout the quarter, especially in the last three weeks of March, and a relatively weak first quarter 2003.

The average realized cement price decreased 1%, while the average ready-mix price increased 3%, versus first quarter 2003.

The EBITDA margin decreased to 18.4% from 19.3% in the first quarter of 2003. The decease of 0.9 percentage points was due mainly to higher fuels and import costs and a change in the product mix.


Spain
--------------------------------------------------------------------------------

Net sales for CEMEX Spain were US$292 million, representing an increase of 14% versus first quarter 2003.

Domestic cement volume decreased 2%, while ready-mix volume remained flat, compared to first quarter 2003. Infrastructure Spending remains at a high level due to Spain's infrastructure program, and the Spanish housing sector also remains strong. Unfavorable weather conditions during the quarter were partially responsible for the volume decline versus the same period in 2003.

The average domestic cement price increased 3% in euro terms and 18% in dollar terms compared to first quarter 2003. The average ready-mix price increased 4% in euro terms and 20% in dollar terms versus first quarter 2003.

The EBITDA margin increased to 31.2% from 30.2% in the first quarter of 2003. The increase of 1.0 percentage point was due mainly to better cement and ready-mix prices.






--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 1 and other important disclosures.

                                                       [GRAPHIC OMITTED] //CEMEX
Venezuela
--------------------------------------------------------------------------------

Net sales for CEMEX Venezuela were US$75 million, representing an increase of 48% versus first quarter 2003.

Domestic cement volume increased 57%, while ready-mix volume increased 31%, compared to first quarter 2003. Economic activity during the quarter was significantly stronger than that in the same period of 2003 due to the general strike in Venezuela, which began at the end of 2002. The self-construction sector remains a stable source of cement demand. Cement demand from the public-works sector was moderate during the quarter as several infrastructure projects are currently underway.

Export volume from CEMEX's Venezuelan operations increased 85% compared to first quarter 2003. Exports to North America, Central America, and the Caribbean accounted for 73%, 23% and 4%, respectively, of CEMEX Venezuela's first quarter exports.

Domestic cement prices decreased 14% in constant bolivar terms and decreased 3% in dollar terms compared to first quarter 2003, while the average ready-mix price decreased 4% in constant bolivar terms, and increased 7% in dollar terms compared to first quarter 2003.

The EBITDA margin decreased to 41.9% from 42.6% in the first quarter of 2003. The decrease of 0.7 percentage points was due mainly to lower cement prices.


Colombia
--------------------------------------------------------------------------------

Net sales for CEMEX Colombia were US$57 million, representing an increase of 24% versus first quarter 2003.

Domestic cement volume increased 12%, while ready-mix volume increased 33%, compared to first quarter 2003. Cement demand was fueled by strong self-construction and residential sectors as well as increased spending from the private sector. Infrastructure spending was weaker than in previous periods, as many projects were concluded at the end of 2003.

The average realized cement price decreased 7% in Colombian peso terms and increased 2% in dollar terms versus first quarter 2003, while the average ready-mix price increased 10% in Colombian peso terms and 20% in dollar terms versus first quarter 2003.

The EBITDA margin increased to 59.3% from 57.7% in the first quarter of 2003. The increase of 1.6 percentage points was due mainly to better cement and ready-mix volumes and dollar prices, which offset higher variable costs.


Other Operations
--------------------------------------------------------------------------------

Net sales for our Central American and Caribbean operations increased 8% versus first quarter 2003. The increase was due to higher sales in the Caribbean region, Puerto Rico, Panama, Nicaragua and the Dominican Republic. Domestic cement volume decreased 1%, while ready-mix volume increased 12%, versus first quarter 2003.

In Egypt, net sales and EBITDA increased 64% and 148%, respectively, while domestic cement volume fell 12% versus first quarter 2003. Domestic cement prices increased 63% in Egyptian pound terms and 47% in dollar terms versus first quarter 2003. The decrease in cement volumes is due in part to high cement volumes, driven by a low price environment, during the first quarter of 2003. The infrastructure sector remained stable during the quarter, while cement demand from the private sector decreased slightly. The housing sector has been affected by scarce financing and higher steel prices.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, experienced a decrease in net sales of 1% versus first quarter 2003. EBITDA was, however, 184% higher compared to first quarter of 2003 due mainly to better pricing in dollar terms. Domestic cement volume for the region decreased 11% compared to first quarter 2003. Our weighted-average domestic cement prices in the region increased 27% in dollar terms versus the same period in 2003. The EBITDA margin for the region increased to 28.2% from 9.8% in the first quarter of 2003. The increase of 18.4 percentage points was due mainly to higher cement prices and a reduction in SG&A expenses.




--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 1 and other important disclosures.
                                                                        Page 6


Consolidated Income Statement & Balance Sheet

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)

                                                          January - March
                                                                                           First quarter
INCOME STATEMENT                                       2004            2003      % Var.          2004            2003      % Var.
                                                ------------------------------            ------------------------------
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                           1,808,960       1,596,648     13%         1,808,960       1,596,648     13%
Cost of Sales                                      (1,032,963)       (936,498)    10%        (1,032,963)       (936,498)    10%
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                          775,997         660,150     18%           775,997         660,150     18%
Selling, General and Administrative Expenses         (383,164)       (359,642)     7%          (383,164)       (359,642)     7%
---------------------------------------------------------------------------------------------------------------------------
Operating Income                                      392,833         300,508     31%           392,833         300,508     31%
      Financial Expenses                              (89,907)        (91,902)    (2%)          (89,907)        (91,902)    (2%)
      Financial                                         4,863           8,168    (40%)            4,863           8,168    (40%)
Income
      Exchange Gain (Loss), Net                        12,179         (69,422)    N/A            12,179         (69,422)    N/A
      Monetary Position Gain (Loss)                   128,391         112,099     15%           128,391         112,099     15%
      Gain (Loss) on Marketable Securities            (11,244)       (104,632)   (89%)          (11,244)       (104,632)   (89%)
Total Comprehensive Financing (Cost) Income            44,281        (145,689)    N/A            44,281        (145,689)    N/A
      Other Expenses, Net                             (75,556)        (67,171)    12%           (75,556)        (67,171)    12%
---------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                        361,558          87,648    313%           361,558          87,648    313%
Income Tax                                            (43,129)         (9,562)   351%           (43,129)         (9,562)   351%
Employees' Statutory Profit Sharing                    (2,292)         (2,435)    (6%)           (2,292)         (2,435)    (6%)
Total Income Tax & Profit Sharing                     (45,421)        (11,997)   279%           (45,421)        (11,997)   279%
---------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                     316,137          75,651    318%           316,137          75,651    318%
Participation in Unconsolidated Subsidiaries            2,028           6,035    (66%)            2,028           6,035    (66%)
Consolidated Net Income                               318,165          81,686    289%           318,165          81,686    289%
Net Income Attributable to Min. Interest                6,886             267   2484%             6,886             267   2484%
MAJORITY INTEREST NET INCOME                          311,279          81,419    282%           311,279          81,419    282%
---------------------------------------------------------------------------------------------------------------------------

EBITDA                                                556,518         450,326     24%           556,518         450,326     24%
Earnings per ADR                                         0.96            0.27    259%              0.96            0.27    259%
---------------------------------------------------------------------------------------------------------------------------


                                                           As of March 31
BALANCE SHEET                                          2004            2003      % Var.
                                                ------------------------------
---------------------------------------------------------------------------------------------------------------------------
Total Assets                                       16,457,796      15,891,582      4%
     Cash and Temporary Investments                   315,511         355,364    (11%)
     Trade Accounts Receivables                       466,017         431,491      8%
     Other Receivables                                555,613         432,295     29%
     Inventories                                      633,027         738,100    (14%)
     Other Current Assets                              95,079         104,251     (9%)
Current Assets                                      2,065,247       2,061,501      0%
Fixed Assets                                        9,149,523       8,814,610      4%
Other Assets                                        5,243,027       5,015,472      5%
-----------------------------------------------------------------------------------------
Total                                               9,655,673       9,185,355      5%
Liabilities
Current                                             3,053,011       3,068,503     (1%)
Liabilities
Long-Term Liabilities                               4,443,278       4,048,675     10%
Other                                               2,159,384       2,068,176      4%
Liabilities
-----------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                   6,802,123       6,706,228      1%
Stockholders' Equity Attributable to Minority         418,639       1,194,990    (65%)
Interest
Stockholders' Equity Attributable to Majority       6,383,484       5,511,238     16%
Interest
-----------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 7 and other important disclosures.
                                                                         Page  7

Consolidated Income Statement & Balance Sheet

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of March 31, 2004 except per ADR amounts)


                                                         January - March                           First quarter
INCOME STATEMENT                                       2004           2003      % Var.          2004            2003      % Var.
--------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         20,115,635      18,406,371      9%        20,115,635      18,406,371      9%
Cost of Sales                                    (11,486,553)    (10,796,071)     6%       (11,486,553)    (10,796,071)     6%
--------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                       8,629,082       7,610,301     13%         8,629,082       7,610,301     13%
Selling, General and Administrative Expenses      (4,260,781)     (4,146,004)     3%        (4,260,781)     (4,146,004)     3%
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                                   4,368,301       3,464,297     26%         4,368,301       3,464,297     26%
      Financial Expenses                            (999,766)     (1,059,459)    (6%)         (999,766)     (1,059,459)    (6%)
      Financial Income                                54,075          94,161    (43%)           54,075          94,161    (43%)
      Exchange Gain (Loss), Net                      135,429        (800,304)    N/A           135,429        (800,304)    N/A
      Monetary Position Gain (Loss)                1,427,706       1,292,294     10%         1,427,706       1,292,294     10%
      Gain (Loss) on Marketable Securities          (125,038)     (1,206,214)   (90%)         (125,038)     (1,206,214)   (90%)
Total Comprehensive Financing (Cost) Income          492,405      (1,679,523)    N/A           492,405      (1,679,523)    N/A
      Other Expenses, Net                           (840,183)       (774,357)     9%          (840,183)       (774,357)     9%
--------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                     4,020,522       1,010,417    298%         4,020,522       1,010,417    298%
Income Tax                                          (479,595)       (110,235)   335%          (479,595)       (110,235)   335%
Employees' Statutory Profit Sharing                  (25,487)        (28,069)    (9%)          (25,487)        (28,069)    (9%)
Total Income Tax & Profit Sharing                   (505,082)       (138,305)   265%          (505,082)       (138,305)   265%
--------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  3,515,440         872,113    303%         3,515,440         872,113    303%
Participation in Unconsolidated Subsidiaries          22,556          69,574    (68%)           22,556          69,574    (68%)
Consolidated Net Income                            3,537,996         941,686    276%         3,537,996         941,686    276%
Net Income Attributable to Min. Interest              76,573           3,073   2392%            76,573           3,073   2392%
MAJORITY INTEREST NET INCOME                       3,461,422         938,614    269%         3,461,422         938,614    269%
-------------------------------------------------------------------------------------------------------------------------------

EBITDA                                             6,188,485       5,191,415     19%         6,188,485       5,191,415     19%
Earnings per ADR                                       10.68            2.89    270%             10.68            2.89    270%
-------------------------------------------------------------------------------------------------------------------------------


                                                           As of March 31
BALANCE SHEET                                          2004            2003      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                     183,010,696     183,200,258     (0%)
     Cash and Temporary Investments                3,508,482       4,096,681    (14%)
     Trade Accounts Receivables                    5,182,108       4,974,282      4%
     Other Receivables                             6,178,422       4,983,555     24%
     Inventories                                   7,039,258       8,508,916    (17%)
     Other Current Assets                          1,057,273       1,201,823    (12%)
Current Assets                                    22,965,544      23,765,257     (3%)
Fixed Assets                                     101,742,694     101,615,983      0%
Other Assets                                      58,302,458      57,819,019      1%
------------------------------------------------------------------------------------------
Total                                            107,371,087     105,889,981      1%
Liabilities
Current                                           33,949,478      35,374,112     (4%)
Liabilities
Long-Term Liabilities                             49,409,254      46,673,658      6%
Other                                             24,012,356      23,842,210      1%
Liabilities
------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                 75,639,608      77,310,277     (2%)
Stockholders' Equity Attributable to Minority      4,655,263      13,776,003    (66%)
Interest
Stockholders' Equity Attributable to Majority     70,984,345      63,534,275     12%
Interest
------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.
                                                                          Page 8


Operating Summary per Country

In thousands of U.S. dollars

                                                   January - March                                  First quarter
                                              ---------------------------               --------------------------
NET SALES                                           2004          2003      % Var.            2004         2003       % Var.
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            696,946        632,841      10%           696,946       632,841      10%
U.S.A.                                            403,966        349,624      16%           403,966       349,624      16%
Spain                                             291,915        255,589      14%           291,915       255,589      14%
Venezuela                                          75,226         50,658      48%            75,226        50,658      48%
Colombia                                           56,834         45,835      24%            56,834        45,835      24%
Egypt                                              42,637         25,966      64%            42,637        25,966      64%
Central America & the Caribbean region            155,712        143,631       8%           155,712       143,631       8%
Asia region                                        49,554         50,262      (1%)           49,554        50,262      (1%)
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations               36,170         42,242     (14%)           36,170        42,242     (14%)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           1,808,960      1,596,648      13%         1,808,960     1,596,648      13%
----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            400,249        359,388      11%           400,249       359,388      11%
U.S.A.                                            123,783        110,043      12%           123,783       110,043      12%
Spain                                             105,759         97,154       9%           105,759        97,154       9%
Venezuela                                          31,162         18,958      64%            31,162        18,958      64%
Colombia                                           34,313         24,196      42%            34,313        24,196      42%
Egypt                                              20,434          6,524     213%            20,434         6,524     213%
Central America & the Caribbean region             55,852         46,333      21%            55,852        46,333      21%
Asia region                                        19,586         13,175      49%            19,586        13,175      49%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations              (15,141)       (15,620)     (3%)          (15,141)      (15,620)     (3%)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             775,997        660,150      18%           775,997       660,150      18%
----------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            277,499        244,197      14%           277,499       244,197      14%
U.S.A.                                             35,413         32,021      11%            35,413        32,021      11%
Spain                                              71,438         61,587      16%            71,438        61,587      16%
Venezuela                                          20,793          9,673     115%            20,793         9,673     115%
Colombia                                           26,187         16,078      63%            26,187        16,078      63%
Egypt                                              11,725            (94)     N/A            11,725           (94)     N/A
Central America & the Caribbean region             37,734         24,486      54%            37,734        24,486      54%
Asia region                                         7,088         (3,210)     N/A             7,088        (3,210)     N/A
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations              (95,043)       (84,230)     13%           (95,043)      (84,230)     13%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             392,833        300,508      31%           392,833       300,508      31%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            315,782        279,430      13%           315,782       279,430      13%
U.S.A.                                             74,332         67,423      10%            74,332        67,423      10%
Spain                                              91,214         77,153      18%            91,214        77,153      18%
Venezuela                                          31,491         21,577      46%            31,491        21,577      46%
Colombia                                           33,711         26,458      27%            33,711        26,458      27%
Egypt                                              19,192          7,753     148%            19,192         7,753     148%
Central America & the Caribbean region             47,232         34,134      38%            47,232        34,134      38%
Asia region                                        13,993          4,927     184%            13,993         4,927     184%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations              (70,427)       (68,530)      3%           (70,427)      (68,530)      3%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             556,518        450,326      24%           556,518       450,326      24%
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.
                                                                          Page 9


OPERATING SUMMARY PER COUNTRY

As a percentage of net sales


                                                  January - March                               First quarter
                                              -------------------------                   -------------------------
OPERATING INCOME MARGIN                             2004         2003                           2004      2003
-----------------------------------------------------------------------------------------------------------------------
Mexico                                           39.8%        38.6%                          39.8%       38.6%
U.S.A.                                            8.8%        9.2%                           8.8%         9.2%
Spain                                            24.5%        24.1%                          24.5%       24.1%
Venezuela                                        27.6%        19.1%                          27.6%       19.1%
Colombia                                         46.1%        35.1%                          46.1%       35.1%
Egypt                                            27.5%       (0.4%)                          27.5%       (0.4%)
Central America & the Caribbean region           24.2%        17.0%                          24.2%       17.0%
Asia region                                      14.3%       (6.4%)                          14.3%       (6.4%)
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                              21.7%        18.8%                          21.7%       18.8%
-----------------------------------------------------------------------------------------------------------------------


EBITDA MARGIN
-----------------------------------------------------------------------------------------------------------------------
Mexico                                           45.3%        44.2%                          45.3%       44.2%
U.S.A.                                           18.4%        19.3%                          18.4%       19.3%
Spain                                            31.2%        30.2%                          31.2%       30.2%
Venezuela                                        41.9%        42.6%                          41.9%       42.6%
Colombia                                         59.3%        57.7%                          59.3%       57.7%
Egypt                                            45.0%        29.9%                          45.0%       29.9%
Central America & the Caribbean region           30.3%        23.8%                          30.3%       23.8%
Asia region                                      28.2%        9.8%                           28.2%        9.8%
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                              30.8%        28.2%                          30.8%       28.2%
-----------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.
                                                                        Page 10


VOLUME SUMMARY

Consolidated volume summary
Cement: Thousands of metric tons
Ready-mix: Thousands of cubic meters

                                              January - March                                First quarter
                                       -----------------------------                     ------------------------
                                              2004       2003          % Var.              2004           200  3      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                  15,686       14,833           6%              15,686        14,833          6%
Consolidated ready-mix volume                5,615        5,077           11%              5,615         5,077          11%
-------------------------------------------------------------------------------------------------------------------------------




Per-country volume
summary

                                               January - March             First quarter                First quarter 2004 Vs.
                                               ----------------        ---------------------
DOMESTIC CEMENT VOLUME                          2004 Vs. 2003               2004 Vs. 2003                Fourth quarter 2003

------------------------------------------------------------------------------------------------------------------------------
Mexico                                                7%                        7%                             2%
U.S.A.                                               17%                       17%                            (11%)
Spain                                                (2%)                      (2%)                            0%
Venezuela                                            57%                       57%                             3%
Colombia                                             12%                       12%                            (3%)
Egypt                                               (12%)                     (12%)                            5%
Central America & the Caribbean region               (1%)                      (1%)                            9%
Asia Region                                         (11%)                     (11%)                            6%

--------------------------------------------------------------------------------------------------------------------------------

READY-MIX VOLUME

--------------------------------------------------------------------------------------------------------------------------------
Mexico                                                7%                        7%                            (0%)
U.S.A.                                                9%                        9%                             2%
Spain                                                (0%)                      (0%)                            3%
Venezuela                                            31%                       31%                             3%
Colombia                                             33%                       33%                            (8%)
Central America & the Caribbean region               12%                       12%                             15%
Asia Region                                          N/A                       N/A                             N/A

--------------------------------------------------------------------------------------------------------------------------------


EXPORT CEMENT VOLUME

--------------------------------------------------------------------------------------------------------------------------------
Mexico                                               (9%)                      (9%)                            14%
Spain                                               (19%)                     (19%)                           (8%)
Venezuela                                            85%                       85%                             10%
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.
                                                                         Page 11


PRICE SUMMARY


US Dollars

                                            January - March                 First quarter                   First quarter 2004 Vs.
                                           ------------------          ---------------------
DOMESTIC CEMENT PRICE                        2004 Vs. 2003                  2004 Vs. 2003                    Fourth quarter 2003
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                            1%                            1%                              2%
U.S.A.                                           (1%)                          (1%)                             1%
Spain                                             18%                          18%                              7%
Venezuela                                        (3%)                          (3%)                           (10%)
Colombia                                          2%                            2%                              1%
Egypt                                             47%                          47%                              3%
Central America & the Caribbean region (2)        7%                            7%                              3%
Asia Region (2)                                   27%                          27%                              8%
-----------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            2%                            2%                              0%
U.S.A.                                            3%                            3%                              3%
Spain                                             20%                          20%                              6%
Venezuela                                         7%                            7%                             (8%)
Colombia                                          20%                          20%                             10%
Central America & the Caribbean region (2)        2%                            2%                              3%
Asia Region (2)                                  (5%)                          (5%)                            (7%)
-----------------------------------------------------------------------------------------------------------------------------------



LOCAL CURRENCY

                                            January - March                First quarter                   First quarter 2004 Vs.
                                           ------------------          ---------------------
DOMESTIC CEMENT PRICE                        2004 Vs. 2003                  2004 Vs. 2003                   Fourth quarter 2003
-----------------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                       (1%)                          (1%)                            (1%)
U.S.A.                                           (1%)                          (1%)                             1%
Spain                                             3%                            3%                              4%
Venezuela (1)                                    (14%)                        (14%)                            (5%)
Colombia                                         (7%)                          (7%)                            (4%)
Egypt                                             63%                          63%                              4%
Central America & the Caribbean region (2)        N/A                          N/A                             N/A
Asia Region (2)                                   N/A                          N/A                             N/A
-----------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                       (0%)                          (0%)                            (3%)
U.S.A.                                            3%                            3%                              3%
Spain                                             4%                            4%                              3%
Venezuela (1)                                    (4%)                          (4%)                            (1%)
Colombia                                          10%                          10%                              4%
Central America & the Caribbean region (2)        N/A                          N/A                             N/A
Asia Region (2)                                   N/A                          N/A                             N/A
-----------------------------------------------------------------------------------------------------------------------------------

1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of  March 31, 2004.

2) Volume weighted-average price.


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology Page 12 and other important disclosures.
                                                                         Page 12

                                                       [GRAPHIC OMITTED] //CEMEX
Definition of Terms and Disclosures
--------------------------------------------------------------------------------

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, U.S. dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end Mexican peso/U.S. dollar exchange rate for each quarter. The exchange rates used to convert results for first quarter 2004, fourth quarter 2003, and first quarter 2003 are 11.12, 11.24, and 10.78 Mexican pesos per 1 U.S. dollar, respectively. CEMEX's weighted-average inflation factor between March 31, 2003, and March 31, 2004, was 6.94%

Per-country figures are presented in U.S. dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to U.S. dollars and then to Mexican pesos under Mexican GAAP. Each country's figures presented in U.S. dollars at March 31, 2004, and March 31, 2003, can be converted to its original local currency amount by multiplying the U.S. dollar figure by the corresponding exchange rate provided below.

To convert March 31, 2003 U.S. dollar figures for Mexico and Venezuela to constant Mexican pesos and bolivars, respectively, as of March 31, 2004, it is necessary to first convert the March 31, 2003 U.S. dollar figure to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation-rate factor provided in the table below.

                                 March 31
                        ----------------------------
Exchange rate                 2004         2003                     Inflation rate factor
-----------------------------------------------------------------------------------------
Mexico                       11.12        10.78                            1.043
Spain                         0.81         0.93
Venezuela                    1,920        1,600                            1.236
Colombia                     2,678        2,958
Egypt                         6.20         5.76
-----------------------------------------------------------------------------------------

Amounts provided in units of local currency per 1 U.S. dollar.


                                                       [GRAPHIC OMITTED] //CEMEX



The Central America & Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, and Puerto Rico as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand, and Bangladesh.


Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash expenses.

Capital expenditures consist of maintenance spending on our cement and ready-mix businesses, and expansion of current cement and ready-mix facilities.

Working capital equals accounts receivables plus historic inventories minus trade payables.

Equity obligations for the year 2003 equaled the outstanding US$650 of preferred equity and US$66 million of capital securities. Effective January 1, 2004, the remaining US$66 million of capital securities will be treated as a liability. Net debt equals total debt plus equity obligations, minus cash and cash equivalents. Interest coverage is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms). Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms).

Capitalization ratio is calculated by dividing total debt by the sum of total debt and consolidated stockholders' equity.

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 324.2 million for first quarter 2004 and 304.2 million for first quarter 2003.

--------------------------------------------------------------------------------
                                                                         Page 13